

Jason Iuliano · 2nd

Assistant Professor of Law at Villanova University; Co-founder and COO of Lexria

Philadelphia, Pennsylvania, United States · 72 connections ·

Contact info

 **Villanova University Charle** **Widger School of Law**

 **Princeton University**

Experience



Assistant Professor of Law
Villanova University Charles Widger School of Law
Jul 2019 – Present · 1 yr 9 mos



Chief Operating Officer
Reset Button
Jul 2019 – Present · 1 yr 9 mos



Research Fellow
University of Pennsylvania Law School
Aug 2017 – Jul 2019 · 2 yrs



Associate Research Scholar
Yale Law School
Aug 2016 – Jul 2017 · 1 yr

Education



Princeton University
Ph.D., Political Science
2011 – 2019



Harvard Law School
J.D., Law
2008 – 2011
Activities and Societies: Harvard Business Law Review, co-founder and co-Editor-in-Chief



Villanova University
B.A., Economics
2006 – 2008

Skills & endorsements

Corporate Law · 3

Holden Kilbride and 2 connections have given endorsements for this skill

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Bankruptcy · 2

Holden Kilbride and 1 connection have given endorsements for this skill

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Student Loans · 1

Madison Kilbride has given an endorsement for this skill

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